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SEC FILE NUMBER
000-22430

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Asyst Technologies, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable

46897 Bayside Parkway

Address of Principal Executive Office (Street and Number)
Fremont, CA 94538

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Asyst Technologies, Inc. is unable to file timely its Form 10-Q for its fiscal quarter ended September 30, 2006, without unreasonable effort or expense, for the reasons summarized below.

As previously reported, on July 14, 2006 the company purchased from Shinko Electric Co., Ltd. shares of Asyst Shinko Inc., or ASI, representing 44.1% of the outstanding capital stock of ASI for a cash purchase price of approximately US$102 million at the July 14 exchange rate, thereby increasing the company’s consolidated ownership of ASI to 95.1%. Because of the complexity of issues related to the purchase accounting analysis of that transaction, the company needs additional time to finalize the accounting for that transaction. As a result, the company is not in a position to file its quarterly report on Form 10-Q for the fiscal second quarter ended September 30, 2006 within the prescribed time period for the filing of that Form 10-Q. However, the company expects to file that Form 10-Q within five calendar days following the prescribed due date.

Except for statements of historical fact, the statements in this form are forward-looking. The forward-looking statements include statements regarding the intended date of filing of the company's fiscal second quarter report on Form 10-Q. The forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. These factors include, but are not limited to: uncertainties related to the time required to complete the purchase accounting analysis for the above-described transaction; uncertainties related to the time required to complete our Form 10-Q for our second quarter ended September 30, 2006; and other factors more fully detailed in the company's annual report on Form 10-K for the year ended March 31, 2006 and in other reports filed with the Securities and Exchange Commission.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Richard H. Janney	510	661-5000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Asyst has not yet filed required amendments to its Form 8-K filed on July 20, 2006.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Asyst Technologies, Inc.
(Title of Registrant)
Asyst Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2006	By	/s/ Steve Debenham

Steve Debenham Vice President Secretary, and General Counsel

Attachment to Form 12b-25
     As detailed in the company’s press release of November 8, 2006, and in the company’s Form 8-K filed November 13, 2006, the company expects that operating income for the quarter ended September 30, 2006 will be significantly lower than operating income for the quarter ended September 30, 2005. The bulk of this decrease is expected to be attributable to the amortization of newly acquired intangibles, the write-off of acquired in-process technology, and the sale of acquired inventory.
     The company further expects that this decreased operating income, when combined with (i) adjustments related to the elimination of the company’s minority interest in Asyst Shinko, Inc. and (ii) other acquisition and tax adjustments, will result in a net loss for the September 30, 2006 quarter that will exceed the net loss for the September 30, 2005 quarter by approximately $800,000.

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